March 7, 2025

Matthew Calderone
Executive Vice President and Chief Financial Officer
Booz Allen Hamilton Holding Corp
8283 Greensboro Drive
McLean, VA 22102

       Re: Booz Allen Hamilton Holding Corp
           Form 10-K for Fiscal Year Ended March 31, 2024
           File No. 001-34972
Dear Matthew Calderone:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Measures, page 51

1. Please disclose how management uses the free cash flow conversion measure and why you believe it provides useful information to investors. In addition, to the extent its most comparable GAAP measure is not commonly used, describe what it represents and how it is calculated. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.
 March 7, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services